Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-136173-01
August 17, 2006

Duke Realty Limited Partnership
$450,000,000
10.5-year Fixed Rate Notes due February 15, 2017

Issuer:	Duke Realty Limited Partnership
Rating:	Baa1/BBB+/BBB+ (stable/stable/stable)
Securities:	Senior unsecured
Format:	SEC-Registered
Principal Amount:	$450,000,000
Settlement Date:	August 24, 2006
Maturity Date:	February 15, 2017
Treasury Benchmark:	10-year US Treasury Note (4.875% due 8/16)
Treasury Yield:	4.869% (price of 100-1+)
Reoffer Spread:	+113 bps
Reoffer Yield:	5.999%
Reoffer Price:	99.625%
Coupon Rate:	5.95% per annum (payable semi-annually)
Interest Payment Dates:	February 15 and August 15, beginning February 15, 2007
Optional Redemption:	Make-Whole at T+20bps
Denominations:	$1,000 x $1,000
CUSIP:	26441YAM9
ISIN:	US26441YAM93
Joint Bookrunners:	JPMorgan / Banc of America Securities LLC / Deutsche Bank Securities
Co-managers:	RBS Greenwich Capital / Scotia Capital

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.